22004079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65997

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COVINGTON ASSOCIATES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 SUMMER STREET, SUITE 200
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

I. BENJAMIN DUNN	617-314-3950	bdunn@covllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, IAN BENJAMIN DUNN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COVINGTON ASSOCIATES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABIGAYLE ANNE CHURCHILL
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

Signature:

Title:
MANAGING DIRECTOR

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Managing Member
Covington Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Covington Associates LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Covington Associates LLC's management. Our responsibility is to express an opinion on Covington Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Covington Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Covington Associates LLC's auditor since 2018.
New York, New York
February 28, 2022

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	896,159
Certificate of deposit		75,000
Other assets		415
Office furniture and equipment, net of accumulated depreciation of $323,367		38,116
Total Assets	$	1,009,690

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	3,225
Due to affiliate		113,250
Total Liabilities		116,475
Commitments and contingencies (Note 3)		
Members' equity		893,215
Total Liabilities and Members' Equity	$	1,009,690

See accompanying notes to financial statements.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

1. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

The Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2021, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which are comprised of the following as of December 31, 2021:

		Estimated Useful Life
Office Equipment	$ 90,639	5 years
Office Furniture	212,983	3 years
Leasehold Improvements	57,861	Term of lease
	361,483	
Accumulated Depreciation	(323,367)	
	$ 38,116	

2. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2021. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded by the Company at December 31, 2021 as uncollectible amounts were determined to be immaterial.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) *No. 2016-13, Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current accounting principles generally accepted in the United States of America (U.S. GAAP), which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Use of estimates:

The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

2. Summary of Significant Accounting Policies - (continued):

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB Accounting Standards Codification 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income.

The Company has assessed its current tax year positions and believes there are no uncertain tax positions as of December 31, 2021.

Subsequent events:

Management has evaluated subsequent events through the date the financial statements were issued. There are no subsequent events that required recognition or disclosure.

3. Commitments and Contingencies:

Leases:

The Company had a lease for its office in Boston, MA. As of January 1, 2021, the lease was assigned to an affiliate. The assignment of the lease to the affiliate resulted in net adjustment of $72,524, which was recorded in occupancy costs. This lease requires a security deposit of $75,000, which is still held in a separate account as a certificate of deposit. If the security deposit would need to be forfeited the affiliate would reimburse the Company.

Legal Matters:

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statement.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

4. Paycheck Protection Program:

On April 27, 2020, the Company was granted a loan in the amount of $394,100, pursuant to the Paycheck Protection Program "PPP". The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loan to the Company was scheduled to mature on April 27, 2022. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is deemed to have terminated employees or to have reduced salaries during the twenty-four week period after receiving the loan. On June 25, 2021, the Company was informed that SBA loan of $394,100 had been fully forgiven.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Company recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Company has been legally released from its obligation by the lender. The Company deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Company, mainly related to the third-party approval process for forgiveness.

5. Employee Benefits:

The Company sponsored a 401(k) Plan. The 401(k) Plan entitled all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. As of April 19, 2021, the Company no longer sponsored a 401(k) Plan. The Company, at its discretion, was able to contribute to the Plan. The Company contributed $46,925 to the Plan for the year ended December 31, 2021.

6. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $779,543 which was $771,778 in excess of its required net capital of $7,765. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.15 to 1.

7. Major Customers:

During the year ended December 31, 2021, the Company derived 96% of its gross revenues from four customers. There were no accounts receivable from these customers as of December 31, 2021.

8. Related Party Transactions:

On January 1, 2021, the Company entered into an expense sharing agreement with a related entity. This agreement consists of occupancy, telephone, office, payroll and related expenses. The related entity pays these expenses on behalf of the Company and the Company reimburses the related entity. During 2021, $482,266 of expenses were allocated from the related entity. At December 31, 2021, the Company owed $113,250 to the related entity as a result of these expense allocations.